VIA EDGAR

July 18, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

File No. 333-222353

Dear Ms. Browning:

This letter responds to additional comments to the Registrant’s registration statement on Form N-14 and the Correspondence that were filed by EDGAR on July 2, 2018 that were provided to me by telephone on Monday, July 16, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund” or “Acquiring Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund” or “Target Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1.          SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”, please clarify the term “large cap long positions.” Please indicate the percentage of securities that is overlapping in each Fund and what positions are being sold. Please indicate if any of the securities that are not overlapping will be sold by the Acquiring Fund. Please update the weighted market capitalization for both the Acquiring Fund and Target Fund to a more recent date. Please clarify the term “significant portion” in the third sentence. Does it mean substantially all of the assets of the Fund? These explanations should be in Plain English.

Please move the “Q&A” section - Will the portfolio of the Target Fund be repositioned as a result of the Reorganization? before the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?”

Response:   The Registrant will reorder the Q&A section, repositioning Q&A immediately after the investment objectives Q&A. The Registrant believes that after making clarifying disclosure changes to both sections, there is now a natural transition from the investment objectives Q&A to the repositioning Q&A. The fifth paragraph under the “Q&A” section – “How do the Funds’ investment objectives and principal strategies compare?” will be revised as follows:

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund is permitted to invest in companies of any size but is expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase. The Target Fund also is permitted to invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase, and the Target Fund has historically been invested in securities of over US $5 billion, similar to the Acquiring Fund. For comparison, as of June 30, 2018 the Target Fund had invested 88% of its assets in, or sold short, securities of companies with a market capitalization of over US $5 billion and the Acquiring Fund had invested 85% of its assets in securities of companies with a market capitalization of over US $5 billion. Eighteen of the twenty larger cap names held by the Target Fund (approximately 70% of the Target Fund’s portfolio) are also held by the Acquiring Fund.

The Registrant will then revise the “Q&A” section “Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?” as follows, and move it to immediately follow the objectives comparison Q&A:

Q.      Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?

A.      Yes. The Target Fund’s portfolio will be repositioned in connection with the Reorganization. The Target Fund will sell some securities and close out all the short positions prior to the Reorganization, and will buy and, in some cases sell, a small percentage of the holdings of each large cap security held in both Funds (expected to be less than 1% of the of the value of the combined fund following the reorganization) as necessary to align its portfolio to the Acquiring Fund’s percentage weights in such holdings. The total estimated expenses of the Reorganization of the Target Fund are $394,000 which includes, among other things, the legal, audit and proxy solicitation fees of approximately $338,000, and the estimated total brokerage costs of approximately $56,000 for all repositioning of the Target Fund, assuming it had occurred as of January 1, 2018. The Advisor and the Target Fund have agreed to split evenly the costs of the Reorganization, subject to contractual expense caps. Accordingly, based on these estimates, approximately $197,000 of these costs are expected to be paid by the Target Fund and approximately $197,000 will be paid by the Advisor. These are estimates and actual amounts may vary. There are some foreign securities that cannot be purchased until the Reorganization is complete. The Acquiring Fund will receive cash to invest in these remaining securities and will bear the cost of the transactions, estimated to be approximately $20,000. To the extent that the Target Fund’s expenses, including Reorganization expenses, exceed the Fund’s current expense cap, the Advisor will pay more of the Reorganization expenses as necessary to keep each Fund’s share classes operating within their respective expense cap.

2.          SEC Comment: Please confirm supplementally that all transactions costs are disclosed in the Proxy Statement/Prospectus as required by Form N-14. Please confirm supplementally that the Acquiring Fund is not repositioning any securities.

Response: Registrant confirms that all estimated transaction costs are disclosed and there will not be any specific portfolio repositioning of the Acquiring Fund for the purpose of the Reorganization.

3.          SEC Comment: Under the section “Q&A” – How will the Reorganization impact fees and expenses? please further clarify the third and fourth sentences with respect to the date the information is provided for the expenses.

Response: The Registrant will revise the “Q&A” section – “How will the Reorganization impact fees and expenses?” as follows:

Based on the unaudited annualized expenses as of March 31, 2018, the total gross and net annual operating expenses are expected to decrease for the shareholders of both classes of the Target Fund following the Reorganization. In this regard, the management fee will be reduced from 1.10% for the Target Fund to 0.90% for the combined Acquiring Fund for both classes. The total gross annual fund operating expenses of the Investor Class and Institutional Class shares of the Target Fund of 1.91% and 1.77%, respectively, are estimated to be reduced to 1.20% and 1.13%, respectively, based on the pro forma gross expenses of the combined fund as a result of the proposed Reorganization. The net annual fund operating expenses of the Investor Class and Institutional Class shares of the Target Fund of 1.86% and 1.36%, respectively, are estimated to be reduced to 1.10% and 0.95%, respectively, based on the pro forma net expenses of the combined fund as a result of the proposed Reorganization. Pro forma amounts are estimated and actual operating expenses may vary.

4.          SEC Comment: Under the section “The Proposed Reorganization-Reorganization Expenses”, please ensure that the disclosure regarding the expense limitation is consistent with the footnotes to the fee table.

Response: Registrant has added the following as Paragraph 2 under the section “The Proposed Reorganization – Reorganization Expenses” in an effort to ensure the expense limitation disclosure in this section is consistent with the footnotes the fee table:

The Target Fund - Investor Class and Institutional Class expense caps are 1.60% and 1.15%, respectively, of average daily net assets until at least January 31, 2019. The Acquiring Fund Investor Class and Institutional Class expense caps are 1.10% and 0.95%, respectively, of average daily net assets until at least January 31, 2020. Interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, and extraordinary expense, such as litigation and other expenses not incurred in the ordinary course of business are excluded. The Fund may only make repayments to the Advisor for amounts reimbursed if such repayment does not cause the Fund’s expense ratio after the repayment is taken into account to exceed both (i) the expense cap in place at the time such amounts were waived; and (ii) the Fund’s current expense cap. The Board of Trustees is the only party that can terminate the contractual limitation prior to the contract’s expiration. The Advisor can rescind the contractual limitation on expenses at any time after its expiration date. Shareholder expenses will increase if the Advisor does not renew the contractual expense cap after its expiration date.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Senior Counsel

cc:	Russell L. Biles

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